EXHIBIT 99.1

January 16, 2013	News Release 13-05

SILVER STANDARD COMPLETES US$250,000,000 CONVERTIBLE SENIOR
NOTES OFFERING

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announced today the closing of its previously announced offering of US$250 million aggregate principal amount of 2.875% convertible senior notes due in 2033 (the “Notes”).  The initial conversion rate for the Notes is 50 common shares per US$1,000 principal amount of the Notes, equivalent to an initial conversion price of US$20.00 per common share.  The Company intends to use up to approximately US$138 million of the net proceeds from the sale of the Notes to repurchase or redeem its existing convertible notes in March 2013 and the remaining net proceeds for general corporate purposes, which may include developing or advancing its property portfolio.

Silver Standard has granted the initial purchasers of the Notes an option to purchase up to an additional US$37.5 million aggregate principal amount of Notes at any time on or before the 30th day after closing.

The Notes, and the common shares into which the Notes are convertible (the “Shares”), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

Cautionary Notice Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects”, “anticipates”, “plans”, projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, the anticipated use of proceeds. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. See the Company’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities for a discussion of other risks and uncertainties that may affect the Company’s forward-looking statements.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. The Company’s forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.